New Found Gold Grade Control Drilling Continues to Deliver At-Surface
High Grade Gold over Broad Widths at Queensway:

71.8 g/t Au over 31.95 m and 76.6 g/t Au over 16.00 m at Iceberg

51.3 g/t Au over 3.40 m and 11.8 g/t Au over 9.95 m at Keats

Vancouver, BC, March 1, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the final results of the Company's 2025 grade control drill program on its 100%-owned Queensway Gold Project ("Queensway" or the "Project") in Newfoundland and Labrador, Canada, including results from the Keats zone ("Keats") and Iceberg zone ("Iceberg") excavations in the AFZ Core ("AFZC"), completed as part of the Company's 2025 drill program.

Iceberg excavation highlights include:

  71.8 g/t Au over 31.95 m from 37.80 m (NFGC-25-GC-069)1
  76.6 g/t Au over 16.00 m from 51.45 m (NFGC-25-GC-055)
  44.4 g/t Au over 21.55 m from 13.40 m (NFGC-25-GC-072)
  35.4 g/t Au over 21.20 m from 34.95 m (NFGC-25-GC-061)
  31.6 g/t Au over 18.65 m from 3.60 m (NFGC-25-GC-106)
  40.6 g/t Au over 12.70 m from 40.35 m (NFGC-25-GC-118)
  41.1 g/t Au over 11.40 m from 40.40 m (NFGC-25-GC-079)
  55.4 g/t Au over 8.30 m from 21.75 m (NFGC-25-GC-107)
  43.2 g/t Au over 19.85 m from 16.80 m (NFGC-25-GC-082)

Keats excavation highlights include:

  51.3 g/t Au over 3.40 m from 54.60 m (NFGC-25-GC-115)
  11.8 g/t Au over 9.95 m from 13.20 m (NFGC-25-GC-065)
  9.73 g/t Au over 11.30 m from 9.75 m (NFGC-25-GC-063)
  15.9 g/t Au over 5.85 m from 4.90 m (NFGC-25-GC-115)
  40.3 g/t Au over 2.25 m from 23.95 m (NFGC-25-GC-068)
  16.9 g/t Au over 3.90 m from 1.00 m (NFGC-25-GC-071)

Melissa Render, President of New Found Gold stated: "These final results from our highly successful 2025 grade control drill program at the Keats and Iceberg excavations continue to deliver consistently high gold grades over broad widths, returning some of the best intercepts we have drilled to date at Queensway. We continue to systematically de-risk Queensway, as demonstrated by the continuity of high-grade gold mineralization in these at-surface zones targeted for early open pit mining in our 2025 PEA Phase 1 mine plan."

1 g/t Au = grams of gold per tonne, m = metres.

Work Summary

The results presented in this release include the final 907 m of drilling in 32 diamond drill holes ("DDH") from the Keats excavation ("KEGCDP") and the entirety of the 2,390 m of drilling in 40 DDH from the Iceberg excavation ("IEGCDP") 2025 grade control drill program (Figures 1 to 4). The KEGCDP and IEGCDP were designed to improve confidence in the distribution of high-grade, near- to at-surface gold mineralization and support mine planning as outlined in the 2025 Preliminary Economic Assessment ("PEA") Phase 1 open pits (see the New Found Gold press release dated July 21 2025). Drill highlights, along with detailed results for these 72 DDH, are provided in Tables 1 to 3 below.

The full KEGCDP comprises 2,773 m in 84 DDH; for the previously reported KEGCDP results see the New Found Gold press releases dated December 1, 2025 and February 2, 2026 and highlights below. The full IEGCDP comprises 2,390 m of drilling in 40 DDH and all results are reported in this press release.

The KEGCDP tested a volume that is approximately 65 m long by 30 m deep by 40 m wide and the IEGCDP a volume that is approximately 60 m long by 35 m deep by 40 m wide with a drill spacing of 5 m by 5 m and includes the near- to at-surface high-grade portions of Keats and Iceberg that were exposed as part of the Company's excavation programs (see the New Found Gold press releases dated September 23, 2024, December 2, 2024, September 25, 2025, December 1, 2025 and February 2, 2026).

Results released to date correlate well with the initial mineral resource estimate ("MRE") block model and indicate strong continuity of -high grade mineralized shoots at both Keats and Iceberg, providing improved definition of their geometry, with most intervals occurring at or within a few meters of surface. The detailed geostatistical data from this phase of work will further validate the resource models, specifically by increasing confidence in grade-capping and influence-limiting parameters applied to high-grade intersections in advance of a MRE update and subsequent mine planning.

The Keats and Iceberg zones are hosted within the Keats-Baseline Fault Zone ("KBFZ"), a high-grade gold-bearing structure that has been defined over a current strike length of 1.9 kilometres ("km"). This corridor consists of a broad mineralized fault zone with limited deep drill testing to date. Drilling completed in 2024 confirms that the system extends to vertical depths of up to 1.1 km (see the New Found Gold press releases dated July 11, 2024, October 31, 2024, and April 29, 2025).

Figure 1: Plan view map of the AFZC with location of Keats and Iceberg excavation grade control drill programs.

  Iceberg excavation grade control drill program (this press release):
  71.8 g/t Au over 31.95 m from 37.80 m (NFGC-25-GC-069)
  76.6 g/t Au over 16.00 m from 51.45 m (NFGC-25-GC-055)
  44.4 g/t Au over 21.55 m from 13.40 m (NFGC-25-GC-072)
  35.4 g/t Au over 21.20 m from 34.95 m (NFGC-25-GC-061)
  31.6 g/t Au over 18.65 m from 3.60 m (NFGC-25-GC-106)
  40.6 g/t Au over 12.70 m from 40.35 m (NFGC-25-GC-118)
  41.1 g/t Au over 11.40 m from 40.40 m (NFGC-25-GC-079)
  55.4 g/t Au over 8.30 m from 21.75 m (NFGC-25-GC-107)
  43.2 g/t Au over 19.85 m from 16.80 m (NFGC-25-GC-082)
  22.6 g/t Au over 17.55 m from 50.45 m (NFGC-25-GC-050)
  30.4 g/t Au over 12.90 m from 8.00 m (NFGC-25-GC-112)

  11.9 g/t Au over 27.55 m from 27.65 m (NFGC-25-GC-097)
  27.3 g/t Au over 11.70 m from 48.90 m (NFGC-25-GC-084)
  27.8 g/t Au over 11.45 m from 38.85 m (NFGC-25-GC-067)
  120 g/t Au over 2.60 m from 17.15 m (NFGC-25-GC-109)
  11.6 g/t Au over 26.15 m from 31.30 m (NFGC-25-GC-058)
  30.9 g/t Au over 9.00 m from 32.30 m (NFGC-25-GC-064)
  28.1 g/t Au over 9.15 m from 45.15 m (NFGC-25-GC-048)
  18.4 g/t Au over 12.85 m from 38.45 m (NFGC-25-GC-076)
  26.7 g/t Au over 8.05 m from 16.45 m (NFGC-25-GC-119)
  7.56 g/t Au over 23.85 m from 48.15 m (NFGC-25-GC-052)
  6.77 g/t Au over 20.05 m from 54.70 m (NFGC-25-GC-046)
  12.0 g/t Au over 11.05 m from 33.30 m (NFGC-25-GC-059)
  8.55 g/t Au over 15.40 m from 25.40 m (NFGC-25-GC-109)
  12.8 g/t Au over 10.10 m from 28.80 m (NFGC-25-GC-113)
  13.0 g/t Au over 9.90 m from 13.45 m (NFGC-25-GC-122)
  8.26 g/t Au over 12.55 m from 63.00 m (NFGC-25-GC-087)
  11.1 g/t Au over 9.05 m from 14.40 m (NFGC-25-GC-123)
  16.9 g/t Au over 4.15 m from 29.60 m (NFGC-25-GC-121)
  5.17 g/t Au over 12.40 m from 17.00 m (NFGC-25-GC-124)
  6.70 g/t Au over 9.20 m from 42.80 m (NFGC-25-GC-087)
  8.38 g/t Au over 6.85 m from 15.35 m (NFGC-25-GC-074)
  15.5 g/t Au over 3.65 m from 71.95 m (NFGC-25-GC-043)
  3.88 g/t Au over 13.10 m from 31.15 m (NFGC-25-GC-074)
  17.5 g/t Au over 2.80 m from 40.95 m (NFGC-25-GC-084)
  20.1 g/t Au over 2.35 m from 69.80 m (NFGC-25-GC-085)
  18.0 g/t Au over 2.30 m from 41.80 m (NFGC-25-GC-085)
  15.0 g/t Au over 2.70 m from 23.75 m (NFGC-25-GC-058)
  19.7 g/t Au over 2.05 m from 4.35 m (NFGC-25-GC-122)
  13.3 g/t Au over 2.85 m from 69.15 m (NFGC-25-GC-048)
  14.3 g/t Au over 2.60 m from 12.60 m (NFGC-25-GC-107)
  11.9 g/t Au over 2.80 m from 65.20 m (NFGC-25-GC-079)
  2.21 g/t Au over 11.55 m from 14.10 m (NFGC-25-GC-079)
  11.7 g/t Au over 2.20 m from 57.35 m (NFGC-25-GC-079)
  Keats excavation grade control drill program (this press release):
    51.3 g/t Au over 3.40 m from 54.60 m (NFGC-25-GC-115)
    11.8 g/t Au over 9.95 m from 13.20 m (NFGC-25-GC-065)
    9.73 g/t Au over 11.30 m from 9.75 m (NFGC-25-GC-063)
    15.9 g/t Au over 5.85 m from 4.90 m (NFGC-25-GC-115)
    40.3 g/t Au over 2.25 m from 23.95 m (NFGC-25-GC-068)
    16.9 g/t Au over 3.90 m from 1.00 m (NFGC-25-GC-071)
    4.22 g/t Au over 10.35 m from 5.65 m (NFGC-25-GC-066)
    2.56 g/t Au over 15.95 m from 0.00 m (NFGC-25-GC-100)
    14.5 g/t Au over 2.45 m from 10.00 m (NFGC-25-GC-096)
    1.41 g/t Au over 20.25 m from 20.45 m (NFGC-25-GC-102)
    1.73 g/t Au over 15.45 m from 4.20 m (NFGC-25-GC-062)
    2.37 g/t Au over 10.60 m from 23.70 m (NFGC-25-GC-111)

Figure 2: Keats and Iceberg excavations with grade control drill hole highlights.

Figure 3: Keats longitudinal section view of grade control drill hole traces (looking northwest, +/- 12.5 m).

  Keats excavation grade control drill program highlights (February 2, 2026 press release):
    508 g/t Au over 2.20 m from 16.80 m (NFGC-25-GC-024)
    113 g/t Au over 3.75 m from 11.90 m (NFGC-25-GC-025)
    9.29 g/t Au over 37.60 m from 12.00 m (NFGC-25-GC-027)
    27.0 g/t Au over 10.00 m from 0.00 m (NFGC-25-GC-033)
    31.5 g/t Au over 6.10 m from 0.60 m (NFGC-25-GC-021)
    17.2 g/t Au over 9.05 m from 2.70 m (NFGC-25-GC-042)
    24.5 g/t Au over 6.35 m from 24.65 m (NFGC-25-GC-031)
    7.33 g/t Au over 19.80 m from 4.70 m (NFGC-25-GC-026)
    3.75 g/t Au over 21.40 m from 0.10 m (NFGC-25-GC-035)
    10.6 g/t Au over 6.60 m from 0.10 m (NFGC-25-GC-022)
    9.94 g/t Au over 6.95 m from 0.70 m (NFGC-25-GC-030)
    4.87 g/t Au over 10.55 m from 22.45 m (NFGC-25-GC-039)
    3.37 g/t Au over 12.20 m from 0.55 m (NFGC-25-GC-017)
    2.27 g/t Au over 16.35 m from 21.85 m (NFGC-25-GC-057)
    1.45 g/t Au over 23.55 m from 8.05 m (NFGC-25-GC-032)
    2.12 g/t Au over 13.75 m from 7.20 m (NFGC-25-GC-028)
    1.52 g/t Au over 14.05 m from 3.50 m (NFGC-25-GC-045)
    1.64 g/t Au over 12.65 m from 33.25 m (NFGC-25-GC-029)
    1.78 g/t Au over 11.30 m from 4.70 m (NFGC-25-GC-034)
    1.55 g/t Au over 12.50 m from 0.00 m (NFGC-25-GC-024)

  Keats excavation grade control program highlights (December 1, 2025 press release):
    219 g/t Au over 9.35 m from 19.00 m (NFGC-25-GC-005)
    160 g/t Au over 10.30 m from 5.10 m (NFGC-25-GC-009)
    105 g/t Au over 10.20 m from 15.80 m (NFGC-25-GC-007)
    24.7 g/t Au over 26.25 m from 34.25 m (NFGC-25-GC-007)
    35.3 g/t Au over 12.85 m from 36.25 m (NFGC-25-GC-006)
    27.1 g/t Au over 12.85 m from 14.65 m (NFGC-25-GC-012)
    142 g/t Au over 2.25 m from 4.15 m (NFGC-25-GC-004)
    50.8 g/t Au over 4.10 m from 0.00 m (NFGC-25-GC-003)
    17.1 g/t Au over 11.85 m from 21.45 m (NFGC-25-GC-009)
    9.61 g/t Au over 18.05 m from 25.25 m (NFGC-25-GC-003)
    9.29 g/t Au over 15.40 m from 1.10 m (NFGC-25-GC-008)
    38.3 g/t Au over 3.40 m from 4.10 m (NFGC-25-GC-011)

Figure 4: Iceberg longitudinal section view of grade control drill hole traces (looking northwest, +/- 12.5 m).

Looking Ahead

The 2025 Queensway drill program included 74,377 m of drilling in 614 DDH, with approximately 75% of the drilling focused on the AFZC to support advancement of the Phase 1 mine plan as outlined in the  PEA and 25% focused on exploration targets such as the Dropkick zone ("Dropkick"). To date, approximately 45% of the results from 2025 drilling remain outstanding, in addition to channel sampling results from the Lotto excavation. These results will be reported once available.

The 2026 Queensway drill program is underway, with four drill rigs currently active (see the New Found Gold press release dated January 21, 2026). Initial 2026 infill drilling is planned to first target PEA Phase 2 open pit resource conversion, transitioning later in the year to PEA Phase 3 underground resource conversion.

The Company plans to expand its grade control drilling beginning in Q2/26. The next phase of work will leverage results from the 2025 program to optimize drill hole spacing and program scope. This will include completing grade-control drilling at the Iceberg excavation, commencing grade-control drilling at the Lotto excavation and potentially expanding the grade-control drilling at the Keats and Iceberg excavations. The objective of this work is to improve confidence in the distribution of gold mineralization and support mine planning as outlined for the PEA Phase 1 open pits.

Exploration drilling will focus on AFZC resource expansion including an initial grid-based program targeting the prospective corridor adjacent to the AFZ at Bullseye, continued step-outs at Dropkick, located 11 km north of the AFZC, and targeted segments of the AFZ at AFZ Peripheral. A regional drilling program testing advanced targets at Queensway South is in the planning phase and expected to commence in H2/26.

The Company plans to file an updated Technical Report for Queensway, which will include an updated mineral resource estimate, in Q3/26

Table 1: Drill Result Highlights.

KEATS MAIN EXCAVATION

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-GC-062	4.20	19.65	15.45	1.73	70-95	Keats Excavation
NFGC-25-GC-063	9.75	21.05	11.30	9.73	70-95	Keats Excavation
Including	14.50	15.50	1.00	92.27	70-95
NFGC-25-GC-065	13.20	23.15	9.95	11.81	55-85	Keats Excavation
Including	13.20	14.10	0.90	111.64	55-85
NFGC-25-GC-066	5.65	16.00	10.35	4.22	70-95	Keats Excavation
Including	5.65	6.20	0.55	23.75	70-95
Including	10.10	11.10	1.00	24.78	70-95
NFGC-25-GC-068	23.95	26.20	2.25	40.34	70-95	Keats Excavation
Including	24.40	24.80	0.40	167.68	70-95
Including	25.20	25.50	0.30	70.49	70-95
NFGC-25-GC-071	1.00	4.90	3.90	16.91	35-65	Keats Excavation
Including	1.85	3.40	1.55	38.19	35-65
NFGC-25-GC-096	10.00	12.45	2.45	14.45	65-95	Keats Excavation
Including	11.40	11.75	0.35	91.40	65-95
NFGC-25-GC-100	0.00	15.95	15.95	2.56	70-95	Keats Excavation
Including	9.40	9.85	0.45	20.86	70-95
NFGC-25-GC-102	20.45	40.70	20.25	1.41	30-60	Keats Excavation
Including	29.65	30.30	0.65	14.98	30-60
NFGC-25-GC-111	23.70	34.30	10.60	2.37	65-95	Keats Excavation
Including	29.40	30.15	0.75	11.27	65-95
NFGC-25-GC-115	4.90	10.75	5.85	15.85	60-90	Keats Excavation
Including	4.90	5.35	0.45	199.16	60-90
And	54.60	58.00	3.40	51.30	70-95
Including	54.60	55.20	0.60	31.18	70-95
Including	55.55	56.10	0.55	278.07	70-95

ICEBERG EXCAVATION

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	True Width (%)	Zone
NFGC-25-GC-043	71.95	75.60	3.65	15.51	25-55	Iceberg Excavation
Including	73.85	75.60	1.75	28.81	25-55
NFGC-25-GC-046	54.70	74.75	20.05	6.77	40-70	Iceberg Excavation
Including	72.50	73.30	0.80	87.06	40-70
Including	74.00	74.75	0.75	44.69	40-70
NFGC-25-GC-048	45.15	54.30	9.15	28.07	70-95	Iceberg Excavation
Including	50.70	53.20	2.50	97.72	70-95
And	69.15	72.00	2.85	13.31	70-95
Including	69.15	70.00	0.85	11.37	70-95
Including	71.00	72.00	1.00	20.37	70-95
NFGC-25-GC-050	50.45	68.00	17.55	22.63	55-85	Iceberg Excavation
Including	51.20	53.10	1.90	65.51	55-85
Including	53.60	54.40	0.80	27.50	55-85
Including	56.80	57.20	0.40	162.33	55-85
Including	57.80	58.70	0.90	36.99	55-85
Including	63.90	66.40	2.50	31.79	70-95
Including	66.80	68.00	1.20	45.11	70-95
NFGC-25-GC-052	48.15	72.00	23.85	7.56	70-95	Iceberg Excavation
Including	48.60	49.20	0.60	12.26	70-95
Including	61.15	63.70	2.55	17.00	70-95
Including	64.40	65.20	0.80	74.21	70-95
Including	68.05	69.80	1.75	12.94	70-95
Including	71.50	72.00	0.50	38.44	70-95
NFGC-25-GC-055	51.45	67.45	16.00	76.58	70-95	Iceberg Excavation
Including	51.45	52.85	1.40	12.54	70-95
Including	55.40	55.70	0.30	63.77	70-95
Including	61.30	61.90	0.60	49.84	70-95
Including	63.50	67.45	3.95	288.48	70-95
And Including	63.50	64.25	0.75	656.59	70-95
NFGC-25-GC-058	23.75	26.45	2.70	14.99	70-95	Iceberg Excavation
Including	24.40	25.35	0.95	43.11	70-95
And	31.30	57.45	26.15	11.62	70-95
Including	37.75	38.65	0.90	16.38	70-95
Including	40.35	42.30	1.95	53.55	70-95
Including	43.15	44.65	1.50	28.64	70-95
Including	49.80	51.00	1.20	28.67	70-95
Including	55.85	56.65	0.80	86.44	70-95
NFGC-25-GC-059	33.30	44.35	11.05	11.97	70-95	Iceberg Excavation
Including	35.00	35.45	0.45	12.52	70-95
Including	35.95	37.45	1.50	29.60	70-95
Including	38.90	39.55	0.65	68.85	70-95
Including	42.65	43.10	0.45	54.16	50-80

NFGC-25-GC-061	34.95	56.15	21.20	35.41	70-95	Iceberg Excavation
Including	37.80	38.25	0.45	65.62	70-95
Including	42.70	44.00	1.30	77.08	70-95
Including	45.10	46.15	1.05	67.24	70-95
Including	48.95	49.75	0.80	76.23	70-95
Including	50.65	51.35	0.70	107.85	60-90
Including	52.35	55.60	3.25	118.45	60-90
NFGC-25-GC-064	32.30	41.30	9.00	30.85	70-95	Iceberg Excavation
Including	32.30	32.75	0.45	61.96	70-95
Including	33.30	34.10	0.80	223.22	70-95
Including	38.90	40.45	1.55	30.62	70-95
NFGC-25-GC-067	38.85	50.30	11.45	27.84	70-95	Iceberg Excavation
Including	39.85	40.80	0.95	16.17	70-95
Including	41.60	42.85	1.25	38.25	70-95
Including	45.20	46.55	1.35	125.72	70-95
Including	49.70	50.30	0.60	119.07	70-95
NFGC-25-GC-069	37.80	69.75	31.95	71.81	70-95	Iceberg Excavation
Including	39.10	42.65	3.55	80.55	70-95
Including	47.95	48.90	0.95	28.97	70-95
Including	51.35	53.45	2.10	154.03	70-95
And Including	51.35	51.90	0.55	512.64	70-95
Including	56.80	57.40	0.60	50.45	70-95
Including	59.45	60.20	0.75	90.53	70-95
Including	63.15	69.75	6.60	230.17	70-95
And Including	66.20	67.80	1.60	595.58	70-95
NFGC-25-GC-072	13.40	34.95	21.55	44.44	70-95	Iceberg Excavation
Including	13.40	14.10	0.70	75.07	65-95
Including	22.60	23.10	0.50	116.62	70-95
Including	24.20	25.85	1.65	22.27	70-95
Including	27.70	28.50	0.80	14.00	70-95
Including	29.35	31.40	2.05	215.32	70-95
Including	32.35	32.90	0.55	632.87	55-85
NFGC-25-GC-074	15.35	22.20	6.85	8.38	70-95	Iceberg Excavation
Including	15.35	16.00	0.65	16.06	70-95
Including	16.70	17.90	1.20	30.26	70-95
And	31.15	44.25	13.10	3.88	70-95
Including	35.60	37.10	1.50	22.24	70-95
NFGC-25-GC-076	38.45	51.30	12.85	18.43	70-95	Iceberg Excavation
Including	39.30	39.75	0.45	10.23	70-95
Including	48.40	48.85	0.45	81.00	40-70
Including	50.50	51.30	0.80	199.19	40-70
NFGC-25-GC-079	14.10	25.65	11.55	2.21	70-95	Iceberg Excavation
Including	25.35	25.65	0.30	61.54	70-95
And	40.40	51.80	11.40	41.12	70-95
Including	40.40	40.70	0.30	10.76	70-95
Including	41.35	42.35	1.00	37.25	70-95
Including	43.00	43.70	0.70	14.36	70-95
Including	47.90	48.40	0.50	629.44	70-95
Including	48.70	50.30	1.60	55.71	50-80
And	57.35	59.55	2.20	11.74	50-80
Including	57.90	59.55	1.65	15.56	50-80
And	65.20	68.00	2.80	11.87	25-55
Including	65.20	66.80	1.60	18.64	25-55

NFGC-25-GC-082	16.80	36.65	19.85	43.18	65-95	Iceberg Excavation
Including	17.50	19.40	1.90	221.81	65-95
Including	24.65	25.00	0.35	14.10	70-95
Including	31.00	34.00	3.00	122.53	70-95
Including	34.55	35.20	0.65	35.33	70-95
NFGC-25-GC-084	40.95	43.75	2.80	17.51	70-95	Iceberg Excavation
Including	41.40	43.00	1.60	27.24	70-95
And	48.90	60.60	11.70	27.31	70-95
Including	48.90	51.65	2.75	77.18	70-95
Including	57.90	60.60	2.70	38.29	60-90
NFGC-25-GC-085	41.80	44.10	2.30	17.99	65-95	Iceberg Excavation
Including	42.55	42.90	0.35	114.28	65-95
And	69.80	72.15	2.35	20.05	70-95
Including	70.80	71.50	0.70	65.13	70-95
NFGC-25-GC-087	42.80	52.00	9.20	6.70	70-95	Iceberg Excavation
Including	50.90	51.25	0.35	138.45	70-95
And	63.00	75.55	12.55	8.26	70-95
Including	63.80	65.20	1.40	19.78	70-95
Including	66.05	67.75	1.70	36.86	70-95
NFGC-25-GC-097	27.65	55.20	27.55	11.88	70-95	Iceberg Excavation
Including	31.35	33.90	2.55	27.91	70-95
Including	34.45	35.95	1.50	36.04	70-95
Including	43.40	43.80	0.40	20.09	70-95
Including	54.75	55.20	0.45	321.59	70-95
NFGC-25-GC-101	40.00	53.90	13.90	1.53	70-95	Iceberg Excavation
Including	41.15	41.55	0.40	12.16	70-95
NFGC-25-GC-106	3.60	22.25	18.65	31.61	70-95	Iceberg Excavation
Including	3.60	4.55	0.95	239.28	60-90
Including	10.25	10.90	0.65	15.83	70-95
Including	14.30	15.05	0.75	44.82	70-95
Including	17.60	22.25	4.65	65.59	70-95
NFGC-25-GC-107	12.60	15.20	2.60	14.30	70-95	Iceberg Excavation
Including	12.60	14.35	1.75	17.81	70-95
And	21.75	30.05	8.30	55.43	70-95
Including	21.75	22.60	0.85	53.65	70-95
Including	23.60	24.15	0.55	141.09	70-95
Including	24.45	24.90	0.45	750.76	70-95
NFGC-25-GC-109	17.15	19.75	2.60	120.13	70-95	Iceberg Excavation
Including	17.80	18.95	1.15	304.86	70-95
And	25.40	40.80	15.40	8.55	70-95
Including	25.40	25.75	0.35	22.77	70-95
Including	27.45	28.00	0.55	13.75	70-95
Including	31.35	32.30	0.95	88.66	70-95
NFGC-25-GC-112	8.00	20.90	12.90	30.43	65-95	Iceberg Excavation
Including	8.00	10.55	2.55	18.90	70-95
Including	15.60	16.10	0.50	27.20	65-95
Including	16.40	17.90	1.50	118.75	65-95
Including	19.40	20.50	1.10	133.35	65-95

NFGC-25-GC-113	28.80	38.90	10.10	12.82	70-95	Iceberg Excavation
Including	28.80	29.30	0.50	18.48	70-95
Including	30.25	31.30	1.05	25.09	70-95
Including	31.80	32.70	0.90	83.17	70-95
NFGC-25-GC-118	40.35	53.05	12.70	40.56	40-70	Iceberg Excavation
Including	50.35	53.05	2.70	186.54	40-70
And Including	52.55	53.05	0.50	807.23	40-70
NFGC-25-GC-119	16.45	24.50	8.05	26.71	70-95	Iceberg Excavation
Including	17.90	19.90	2.00	97.22	70-95
Including	20.90	21.80	0.90	12.15	70-95
NFGC-25-GC-121	29.60	33.75	4.15	16.92	70-95	Iceberg Excavation
Including	32.35	33.25	0.90	74.82	70-95
NFGC-25-GC-122	4.35	6.40	2.05	19.72	70-95	Iceberg Excavation
Including	4.70	6.40	1.70	23.64	70-95
And	13.45	23.35	9.90	12.98	60-90
Including	14.40	17.20	2.80	34.57	60-90
Including	18.00	18.50	0.50	32.38	60-90
NFGC-25-GC-123	14.40	23.45	9.05	11.06	70-95	Iceberg Excavation
Including	17.60	19.20	1.60	52.51	70-95
NFGC-25-GC-124	17.00	29.40	12.40	5.17	70-95	Iceberg Excavation
Including	18.80	20.30	1.50	30.32	70-95

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all drill holes reported in this press release are included in Table 2 and Table 3 below.

Table 2: Summary of composite drill hole results reported in this press release for Keats and Iceberg.

KEATS MAIN EXCAVATION

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-GC-056	2.65	6.15	3.50	4.41	70-95	Keats Excavation
Including	2.65	3.30	0.65	17.64	70-95
NFGC-25-GC-060	No Significant Values					Keats Excavation
NFGC-25-GC-062	4.20	19.65	15.45	1.73	70-95	Keats Excavation
NFGC-25-GC-063	9.75	21.05	11.30	9.73	70-95	Keats Excavation
Including	14.50	15.50	1.00	92.27	70-95
NFGC-25-GC-065	13.20	23.15	9.95	11.81	55-85	Keats Excavation
Including	13.20	14.10	0.90	111.64	55-85
NFGC-25-GC-066	5.65	16.00	10.35	4.22	70-95	Keats Excavation
Including	5.65	6.20	0.55	23.75	70-95
Including	10.10	11.10	1.00	24.78	70-95
NFGC-25-GC-068	23.95	26.20	2.25	40.34	70-95	Keats Excavation
Including	24.40	24.80	0.40	167.68	70-95
Including	25.20	25.50	0.30	70.49	70-95

NFGC-25-GC-070	No Significant Values					Keats Excavation
NFGC-25-GC-071	1.00	4.90	3.90	16.91	35-65	Keats Excavation
Including	1.85	3.40	1.55	38.19	35-65
And	10.65	13.55	2.90	1.42	35-65
NFGC-25-GC-073	1.70	7.05	5.35	3.47	65-95	Keats Excavation
Including	4.85	5.30	0.45	29.03	65-95
NFGC-25-GC-075	0.25	3.00	2.75	2.31	70-95	Keats Excavation
NFGC-25-GC-078	7.95	14.15	6.20	3.82	70-95	Keats Excavation
Including	9.85	10.45	0.60	11.66	70-95
NFGC-25-GC-080	0.00	2.25	2.25	1.65	70-95	Keats Excavation
And	7.10	9.40	2.30	1.69	70-95
And	17.60	23.05	5.45	3.72	70-95
NFGC-25-GC-081	1.90	4.65	2.75	8.37	45-75	Keats Excavation
Including	2.90	3.90	1.00	19.70	45-75
And	14.45	19.85	5.40	3.86	70-95
Including	19.40	19.85	0.45	13.57	70-95
NFGC-25-GC-083	48.70	51.30	2.60	1.04	70-95	Keats Excavation
NFGC-25-GC-086	15.60	19.00	3.40	1.01	15-45	Keats Excavation
And	26.15	34.85	8.70	1.28	70-95
NFGC-25-GC-088	No Significant Values					Keats Excavation
NFGC-25-GC-089	No Significant Values					Keats Excavation
NFGC-25-GC-091	No Significant Values					Keats Excavation
NFGC-25-GC-092	0.00	2.20	2.20	1.97	65-95	Keats Excavation
NFGC-25-GC-094	11.90	15.30	3.40	2.73	65-95	Keats Excavation
Including	12.90	13.35	0.45	12.88	65-95
NFGC-25-GC-095	31.20	34.00	2.80	1.54	70-95	Keats Excavation
And	37.00	39.15	2.15	4.87	70-95
Including	38.15	38.60	0.45	18.78	70-95
NFGC-25-GC-096	10.00	12.45	2.45	14.45	65-95	Keats Excavation
Including	11.40	11.75	0.35	91.40	65-95
NFGC-25-GC-098	18.40	28.00	9.60	2.35	60-90	Keats Excavation
Including	26.40	27.10	0.70	12.97	60-90
And	32.60	41.10	8.50	2.02	60-90
Including	33.60	34.00	0.40	11.28	60-90
NFGC-25-GC-100	0.00	15.95	15.95	2.56	70-95	Keats Excavation
Including	9.40	9.85	0.45	20.86	70-95
NFGC-25-GC-102	20.45	40.70	20.25	1.41	30-60	Keats Excavation
Including	29.65	30.30	0.65	14.98	30-60
NFGC-25-GC-103	1.25	10.85	9.60	2.17	70-95	Keats Excavation
Including	10.15	10.85	0.70	11.95	70-95
And	14.15	16.75	2.60	1.11	70-95
And	25.40	28.05	2.65	1.04	70-95

NFGC-25-GC-105	0.00	2.30	2.30	3.85	Unknown	Keats Excavation
Including	0.00	0.40	0.40	21.96	Unknown
And	16.15	18.50	2.35	1.50	70-95
NFGC-25-GC-108	8.15	14.25	6.10	1.72	70-95	Keats Excavation
NFGC-25-GC-110	No Significant Values					Keats Excavation
NFGC-25-GC-111	23.70	34.30	10.60	2.37	65-95	Keats Excavation
Including	29.40	30.15	0.75	11.27	65-95
And	37.80	40.70	2.90	6.29	50-80
Including	40.25	40.70	0.45	32.18	50-80
NFGC-25-GC-115	4.90	10.75	5.85	15.85	60-90	Keats Excavation
Including	4.90	5.35	0.45	199.16	60-90
And	42.60	45.35	2.75	1.55	70-95
And	54.60	58.00	3.40	51.30	70-95
Including	54.60	55.20	0.60	31.18	70-95
Including	55.55	56.10	0.55	278.07	70-95

ICEBERG EXCAVATION

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-25-GC-043	58.70	62.60	3.90	2.44	55-85	Iceberg Excavation
And	71.95	75.60	3.65	15.51	25-55
Including	73.85	75.60	1.75	28.81	25-55
NFGC-25-GC-046	54.70	74.75	20.05	6.77	40-70	Iceberg Excavation
Including	72.50	73.30	0.80	87.06	40-70
Including	74.00	74.75	0.75	44.69	40-70
NFGC-25-GC-048	19.50	21.55	2.05	1.39	70-95	Iceberg Excavation
And	24.00	26.55	2.55	1.06	70-95
And	45.15	54.30	9.15	28.07	70-95
Including	50.70	53.20	2.50	97.72	70-95
And	58.70	61.00	2.30	1.07	70-95
And	69.15	72.00	2.85	13.31	70-95
Including	69.15	70.00	0.85	11.37	70-95
Including	71.00	72.00	1.00	20.37	70-95
And	78.00	80.00	2.00	1.15	70-95
NFGC-25-GC-050	40.00	46.35	6.35	1.54	70-95	Iceberg Excavation
And	50.45	68.00	17.55	22.63	55-85
Including	51.20	53.10	1.90	65.51	55-85
Including	53.60	54.40	0.80	27.50	55-85
Including	56.80	57.20	0.40	162.33	55-85
Including	57.80	58.70	0.90	36.99	55-85
Including	63.90	66.40	2.50	31.79	70-95
Including	66.80	68.00	1.20	45.11	70-95

NFGC-25-GC-052	36.80	42.75	5.95	1.60	70-95	Iceberg Excavation
And	48.15	72.00	23.85	7.56	70-95
Including	48.60	49.20	0.60	12.26	70-95
Including	61.15	63.70	2.55	17.00	70-95
Including	64.40	65.20	0.80	74.21	70-95
Including	68.05	69.80	1.75	12.94	70-95
Including	71.50	72.00	0.50	38.44	70-95
NFGC-25-GC-055	39.50	47.40	7.90	3.35	70-95	Iceberg Excavation
Including	46.20	47.10	0.90	18.55	70-95
And	51.45	67.45	16.00	76.58	70-95
Including	51.45	52.85	1.40	12.54	70-95
Including	55.40	55.70	0.30	63.77	70-95
Including	61.30	61.90	0.60	49.84	70-95
Including	63.50	67.45	3.95	288.48	70-95
And Including	63.50	64.25	0.75	656.59	70-95
NFGC-25-GC-058	23.75	26.45	2.70	14.99	70-95	Iceberg Excavation
Including	24.40	25.35	0.95	43.11	70-95
And	31.30	57.45	26.15	11.62	70-95
Including	37.75	38.65	0.90	16.38	70-95
Including	40.35	42.30	1.95	53.55	70-95
Including	43.15	44.65	1.50	28.64	70-95
Including	49.80	51.00	1.20	28.67	70-95
Including	55.85	56.65	0.80	86.44	70-95
NFGC-25-GC-059	18.70	26.10	7.40	1.96	70-95	Iceberg Excavation
And	33.30	44.35	11.05	11.97	70-95
Including	35.00	35.45	0.45	12.52	70-95
Including	35.95	37.45	1.50	29.60	70-95
Including	38.90	39.55	0.65	68.85	70-95
Including	42.65	43.10	0.45	54.16	50-80
NFGC-25-GC-061	34.95	56.15	21.20	35.41	70-95	Iceberg Excavation
Including	37.80	38.25	0.45	65.62	70-95
Including	42.70	44.00	1.30	77.08	70-95
Including	45.10	46.15	1.05	67.24	70-95
Including	48.95	49.75	0.80	76.23	70-95
Including	50.65	51.35	0.70	107.85	60-90
Including	52.35	55.60	3.25	118.45	60-90
NFGC-25-GC-064	20.00	22.20	2.20	1.25	70-95	Iceberg Excavation
And	32.30	41.30	9.00	30.85	70-95
Including	32.30	32.75	0.45	61.96	70-95
Including	33.30	34.10	0.80	223.22	70-95
Including	38.90	40.45	1.55	30.62	70-95
NFGC-25-GC-067	18.25	21.45	3.20	1.26	70-95	Iceberg Excavation
And	38.85	50.30	11.45	27.84	70-95
Including	39.85	40.80	0.95	16.17	70-95
Including	41.60	42.85	1.25	38.25	70-95
Including	45.20	46.55	1.35	125.72	70-95
Including	49.70	50.30	0.60	119.07	70-95

NFGC-25-GC-069	37.80	69.75	31.95	71.81	70-95	Iceberg Excavation
Including	39.10	42.65	3.55	80.55	70-95
Including	47.95	48.90	0.95	28.97	70-95
Including	51.35	53.45	2.10	154.03	70-95
And Including	51.35	51.90	0.55	512.64	70-95
Including	56.80	57.40	0.60	50.45	70-95
Including	59.45	60.20	0.75	90.53	70-95
Including	63.15	69.75	6.60	230.17	70-95
And Including	66.20	67.80	1.60	595.58	70-95
And	79.00	81.15	2.15	2.69	Unknown
Including	80.65	81.15	0.50	10.78	Unknown
NFGC-25-GC-072	13.40	34.95	21.55	44.44	70-95	Iceberg Excavation
Including	13.40	14.10	0.70	75.07	65-95
Including	22.60	23.10	0.50	116.62	70-95
Including	24.20	25.85	1.65	22.27	70-95
Including	27.70	28.50	0.80	14.00	70-95
Including	29.35	31.40	2.05	215.32	70-95
Including	32.35	32.90	0.55	632.87	55-85
NFGC-25-GC-074	15.35	22.20	6.85	8.38	70-95	Iceberg Excavation
Including	15.35	16.00	0.65	16.06	70-95
Including	16.70	17.90	1.20	30.26	70-95
And	31.15	44.25	13.10	3.88	70-95
Including	35.60	37.10	1.50	22.24	70-95
NFGC-25-GC-076	19.85	26.20	6.35	1.01	70-95	Iceberg Excavation
And	38.45	51.30	12.85	18.43	70-95
Including	39.30	39.75	0.45	10.23	70-95
Including	48.40	48.85	0.45	81.00	40-70
Including	50.50	51.30	0.80	199.19	40-70
NFGC-25-GC-079	14.10	25.65	11.55	2.21	70-95	Iceberg Excavation
Including	25.35	25.65	0.30	61.54	70-95
And	40.40	51.80	11.40	41.12	70-95
Including	40.40	40.70	0.30	10.76	70-95
Including	41.35	42.35	1.00	37.25	70-95
Including	43.00	43.70	0.70	14.36	70-95
Including	47.90	48.40	0.50	629.44	70-95
Including	48.70	50.30	1.60	55.71	50-80
And	57.35	59.55	2.20	11.74	50-80
Including	57.90	59.55	1.65	15.56	50-80
And	65.20	68.00	2.80	11.87	25-55
Including	65.20	66.80	1.60	18.64	25-55

NFGC-25-GC-082	16.80	36.65	19.85	43.18	65-95	Iceberg Excavation
Including	17.50	19.40	1.90	221.81	65-95
Including	24.65	25.00	0.35	14.10	70-95
Including	31.00	34.00	3.00	122.53	70-95
Including	34.55	35.20	0.65	35.33	70-95
NFGC-25-GC-084	16.80	19.75	2.95	5.23	70-95	Iceberg Excavation
And	40.95	43.75	2.80	17.51	70-95
Including	41.40	43.00	1.60	27.24	70-95
And	48.90	60.60	11.70	27.31	70-95
Including	48.90	51.65	2.75	77.18	70-95
Including	57.90	60.60	2.70	38.29	60-90
NFGC-25-GC-085	19.30	22.20	2.90	2.63	70-95	Iceberg Excavation
And	41.80	44.10	2.30	17.99	65-95
Including	42.55	42.90	0.35	114.28	65-95
And	57.65	62.60	4.95	8.16	70-95
Including	62.15	62.60	0.45	51.19	70-95
And	69.80	72.15	2.35	20.05	70-95
Including	70.80	71.50	0.70	65.13	70-95
NFGC-25-GC-087	6.00	8.20	2.20	1.73	Unknown	Iceberg Excavation
And	18.15	20.70	2.55	1.78	70-95
And	42.80	52.00	9.20	6.70	70-95
Including	50.90	51.25	0.35	138.45	70-95
And	63.00	75.55	12.55	8.26	70-95
Including	63.80	65.20	1.40	19.78	70-95
Including	66.05	67.75	1.70	36.86	70-95
NFGC-25-GC-090	58.00	66.55	8.55	2.48	65-95	Iceberg Excavation
Including	61.50	62.00	0.50	11.23	65-95
NFGC-25-GC-093	56.35	62.40	6.05	6.74	70-95	Iceberg Excavation
Including	57.00	58.00	1.00	15.35	70-95
Including	60.70	61.70	1.00	17.92	70-95
NFGC-25-GC-097	21.30	24.15	2.85	1.07	70-95	Iceberg Excavation
And	27.65	55.20	27.55	11.88	70-95
Including	31.35	33.90	2.55	27.91	70-95
Including	34.45	35.95	1.50	36.04	70-95
Including	43.40	43.80	0.40	20.09	70-95
Including	54.75	55.20	0.45	321.59	70-95
NFGC-25-GC-099	2.00	4.10	2.10	1.02	Unknown	Iceberg Excavation
And	43.00	45.20	2.20	2.40	70-95
NFGC-25-GC-101	15.65	20.50	4.85	1.15	70-95	Iceberg Excavation
And	40.00	53.90	13.90	1.53	70-95
Including	41.15	41.55	0.40	12.16	70-95
NFGC-25-GC-104	42.15	44.45	2.30	1.23	70-95	Iceberg Excavation

NFGC-25-GC-106	3.60	22.25	18.65	31.61	70-95	Iceberg Excavation
Including	3.60	4.55	0.95	239.28	60-90
Including	10.25	10.90	0.65	15.83	70-95
Including	14.30	15.05	0.75	44.82	70-95
Including	17.60	22.25	4.65	65.59	70-95
NFGC-25-GC-107	12.60	15.20	2.60	14.30	70-95	Iceberg Excavation
Including	12.60	14.35	1.75	17.81	70-95
And	21.75	30.05	8.30	55.43	70-95
Including	21.75	22.60	0.85	53.65	70-95
Including	23.60	24.15	0.55	141.09	70-95
Including	24.45	24.90	0.45	750.76	70-95
NFGC-25-GC-109	11.00	13.00	2.00	2.31	70-95	Iceberg Excavation
And	17.15	19.75	2.60	120.13	70-95
Including	17.80	18.95	1.15	304.86	70-95
And	25.40	40.80	15.40	8.55	70-95
Including	25.40	25.75	0.35	22.77	70-95
Including	27.45	28.00	0.55	13.75	70-95
Including	31.35	32.30	0.95	88.66	70-95
NFGC-25-GC-112	0.00	2.35	2.35	1.03	70-95	Iceberg Excavation
And	8.00	20.90	12.90	30.43	65-95
Including	8.00	10.55	2.55	18.90	70-95
Including	15.60	16.10	0.50	27.20	65-95
Including	16.40	17.90	1.50	118.75	65-95
Including	19.40	20.50	1.10	133.35	65-95
NFGC-25-GC-113	28.80	38.90	10.10	12.82	70-95	Iceberg Excavation
Including	28.80	29.30	0.50	18.48	70-95
Including	30.25	31.30	1.05	25.09	70-95
Including	31.80	32.70	0.90	83.17	70-95
And	44.50	47.15	2.65	8.17	50-80
Including	46.30	46.60	0.30	56.91	50-80
NFGC-25-GC-116	8.00	11.70	3.70	1.10	70-95	Iceberg Excavation
And	28.40	38.30	9.90	3.74	70-95
Including	28.85	30.05	1.20	23.28	70-95
NFGC-25-GC-117	24.30	29.50	5.20	5.24	70-95	Iceberg Excavation
Including	24.30	25.70	1.40	16.38	70-95
NFGC-25-GC-118	3.75	9.15	5.40	1.16	70-95	Iceberg Excavation
And	27.40	34.25	6.85	4.43	70-95
And	40.35	53.05	12.70	40.56	40-70
Including	50.35	53.05	2.70	186.54	40-70
And Including	52.55	53.05	0.50	807.23	40-70
NFGC-25-GC-119	3.40	8.00	4.60	8.81	70-95	Iceberg Excavation
Including	6.10	8.00	1.90	19.32	70-95
And	16.45	24.50	8.05	26.71	70-95
Including	17.90	19.90	2.00	97.22	70-95
Including	20.90	21.80	0.90	12.15	70-95

NFGC-25-GC-120	21.70	24.20	2.50	1.09	60-90	Iceberg Excavation
And	31.00	37.00	6.00	3.08	60-90
Including	31.00	32.45	1.45	12.53	60-90
NFGC-25-GC-121	6.35	10.20	3.85	1.35	70-95	Iceberg Excavation
And	29.60	33.75	4.15	16.92	70-95
Including	32.35	33.25	0.90	74.82	70-95
NFGC-25-GC-122	4.35	6.40	2.05	19.72	70-95	Iceberg Excavation
Including	4.70	6.40	1.70	23.64	70-95
And	13.45	23.35	9.90	12.98	60-90
Including	14.40	17.20	2.80	34.57	60-90
Including	18.00	18.50	0.50	32.38	60-90
NFGC-25-GC-123	14.40	23.45	9.05	11.06	70-95	Iceberg Excavation
Including	17.60	19.20	1.60	52.51	70-95
NFGC-25-GC-124	9.40	11.65	2.25	1.09	70-95	Iceberg Excavation
And	17.00	29.40	12.40	5.17	70-95
Including	18.80	20.30	1.50	30.32	70-95

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution when above 200 m vertical depth and 2 m consecutive dilution when below 200 m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Table 3 Details of drill holes reported in this press release.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Zone
NFGC-25-GC-043	300	-45	108	658419	5427780	Iceberg
NFGC-25-GC-046	300	-45	99	658422	5427785	Iceberg
NFGC-25-GC-048	300	-45	84	658427	5427793	Iceberg
NFGC-25-GC-050	300	-45	76	658429	5427797	Iceberg
NFGC-25-GC-052	300	-45	76	658432	5427802	Iceberg
NFGC-25-GC-055	299	-45.2	75	658437	5427805	Iceberg
NFGC-25-GC-056	300	-45	13	658181	5427527	Keats
NFGC-25-GC-058	300	-45	63	658437	5427810	Iceberg
NFGC-25-GC-059	299	-45.5	51	658436	5427817	Iceberg
NFGC-25-GC-060	300	-45	11	658248	5427541	Keats
NFGC-25-GC-061	300	-45	61	658442	5427814	Iceberg
NFGC-25-GC-062	298	-45.2	21	658182	5427521	Keats
NFGC-25-GC-063	299	-45	26	658177	5427512	Keats
NFGC-25-GC-064	299	-45.5	59	658441	5427819	Iceberg
NFGC-25-GC-065	299	-45	36	658186	5427516	Keats

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Zone
NFGC-25-GC-066	299	-45	21	658171	5427516	Keats
NFGC-25-GC-067	299	-45.5	67	658449	5427815	Iceberg
NFGC-25-GC-068	300	-45	34	658228	5427546	Keats
NFGC-25-GC-069	300	-45	83	658444	5427807	Iceberg
NFGC-25-GC-070	300	-45	18	658213	5427555	Keats
NFGC-25-GC-071	300	-45	23	658172	5427521	Keats
NFGC-25-GC-072	300	-45	42	658434	5427824	Iceberg
NFGC-25-GC-073	300	-45	15	658166	5427519	Keats
NFGC-25-GC-074	300	-45	67	658430	5427815	Iceberg
NFGC-25-GC-075	300	-45	13	658176	5427525	Keats
NFGC-25-GC-076	300	-45	63	658425	5427806	Iceberg
NFGC-25-GC-078	300	-45	21	658179	5427516	Keats
NFGC-25-GC-079	299	-45	84	658426	5427806	Iceberg
NFGC-25-GC-080	300	-45	31	658231	5427550	Keats
NFGC-25-GC-081	300	-45	27	658223	5427549	Keats
NFGC-25-GC-082	300	-45	42	658429	5427821	Iceberg
NFGC-25-GC-083	300	-45	54	658248	5427535	Keats
NFGC-25-GC-084	299	-45	85	658420	5427797	Iceberg
NFGC-25-GC-085	300	-45	79	658417	5427793	Iceberg
NFGC-25-GC-086	300	-45	39	658237	5427547	Keats
NFGC-25-GC-087	299	-45	78	658415	5427789	Iceberg
NFGC-25-GC-088	299	-45	19	658246	5427530	Keats
NFGC-25-GC-089	299	-45	25	658225	5427554	Keats
NFGC-25-GC-090	299	-45	71	658414	5427772	Iceberg
NFGC-25-GC-091	299	-45	15	658216	5427559	Keats
NFGC-25-GC-092	299	-45	16	658243	5427526	Keats
NFGC-25-GC-093	299	-45	69	658417	5427776	Iceberg
NFGC-25-GC-094	299	-45	21	658218	5427552	Keats
NFGC-25-GC-095	299	-45	52	658240	5427533	Keats
NFGC-25-GC-096	299	-45	23	658221	5427556	Keats
NFGC-25-GC-097	300	-45	60	658431	5427808	Iceberg
NFGC-25-GC-098	298	-45	48	658239	5427540	Keats
NFGC-25-GC-099	300	-45	58	658412	5427785	Iceberg
NFGC-25-GC-100	300	-45	23	658190	5427533	Keats
NFGC-25-GC-101	300	-45	58	658410	5427780	Iceberg
NFGC-25-GC-102	300	-45	47	658235	5427536	Keats
NFGC-25-GC-103	300	-45	31	658198	5427529	Keats
NFGC-25-GC-104	300	-45	61	658407	5427776	Iceberg
NFGC-25-GC-105	300	-45	26	658217	5427547	Keats
NFGC-25-GC-106	300	-45	28	658427	5427827	Iceberg

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Zone
NFGC-25-GC-107	300	-45	38	658423	5427819	Iceberg
NFGC-25-GC-108	300	-45	24	658187	5427524	Keats
NFGC-25-GC-109	300	-45.5	48	658423	5427814	Iceberg
NFGC-25-GC-110	300	-45	24	658252	5427527	Keats
NFGC-25-GC-111	300	-45	48	658238	5427529	Keats
NFGC-25-GC-112	300	-45	27	658422	5427825	Iceberg
NFGC-25-GC-113	300	-45	50	658415	5427806	Iceberg
NFGC-25-GC-115	300	-45	59	658242	5427521	Keats
NFGC-25-GC-116	300	-45	51	658411	5427802	Iceberg
NFGC-25-GC-117	300	-45	56	658408	5427798	Iceberg
NFGC-25-GC-118	300	-45	59	658406	5427794	Iceberg
NFGC-25-GC-119	300	-45	32	658413	5427817	Iceberg
NFGC-25-GC-120	300	-45	44	658401	5427785	Iceberg
NFGC-25-GC-121	300	-45	50	658399	5427781	Iceberg
NFGC-25-GC-122	300	-45	25	658414	5427824	Iceberg
NFGC-25-GC-123	300	-45	30	658408	5427816	Iceberg
NFGC-25-GC-124	300	-45	37	658406	5427811	Iceberg

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. ("ALS") since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario.  ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024 received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For "routine" samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory's internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold's quality control protocols.

New Found Gold's quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company's Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and the Hammerdown Gold Project, which includes fully permitted milling and tailings facilities. The Company is currently focused on advancing its flagship Queensway to production and bringing the Hammerdown deposit into commercial gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

Through 2025 New Found Gold built a new board of directors and management team and has a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.
Chief Executive Officer
New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company's website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/contact-us/ or contact:

Fiona Childe, Ph.D., P.Geo.
Vice President, Communications and Corporate Development
Phone: +1 (416) 910-4653
Email: contact@newfoundgold.ca

Follow us on social media at
https://www.linkedin.com/company/newfound-gold-corp
https://x.com/newfoundgold

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, including relating to the Company's 2025 drill program on its Queensway Gold Project in Newfoundland and Labrador, Canada, and the timing, results, and interpretation and use of the results; planned reporting of the remaining results from 2025 drilling and channel sampling from the Lotto excavation; the excavation program and the timing and results thereof; future drill and excavation programs and the timing and focus thereof; exploration, drilling and mineralization at Queensway; the extent of mineralization and the continuity of high-grade gold mineralization; the potential conversion of mineral resources; the potential resource expansion; planned filing of an updated Technical Report for Queensway, including a mineral resource update, and the timing thereof; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.